Date: October 26, 2011

Contact: William W. Traynham, Chief Financial Officer
                     434-773-2242
                     traynhamw@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:**   AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS THIRD QUARTER 2011 EARNINGS

- *First quarter post-merger with MidCarolina of combined operation*
- *Q3 net income of $4.1 million and diluted EPS of $0.52 per share*
- *Net interest margin of 4.41%*
- *Average shareholders' equity of $149 million represents 11.40% of average assets*

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB) ("American National"), parent company of American National Bank and Trust Company ("American National Bank"), today announced third quarter 2011 net income available to common shareholders ("net income") of $4,078,000, compared to $2,228,000 for the same quarter in 2010. Basic and diluted earnings per share were $0.52 for the 2011 quarter, compared to $0.36 for the 2010 quarter. This net income produced returns on average assets and average equity of 1.26% and 11.08%, respectively.

Net income for the first nine months of 2011 was $6,868,000, compared to $6,427,000 for the comparable period of 2010. Basic and diluted earnings per share were $1.02 for the 2011 period, compared to $1.05 for the 2010 period.

Earnings for the quarter and nine months in 2011 were favorably impacted by the July 1, 2011, merger between American National and MidCarolina Financial Corporation ("MidCarolina"). Unless otherwise noted, most of the material changes between periods are related to the merger.

Financial Performance and Overview
Charles H. Majors, President and Chief Executive Officer, stated, "July 1, 2011, was the first day of our third quarter and a monumental day in the history of American National. We consummated the merger with MidCarolina and overnight grew our community bank from $800 million to $1.3 billion in assets. In that same moment we added significantly to the depth and breadth of our market footprint, our pool of talented bankers and staff, and our ability to serve customers.

"Building and growing a community bank for the 21st century is not an easy or simple mission, but we start from a base of over a century of safe, sound and prudent banking in our home Virginia market. We are delighted to grow that base with our new partners in North Carolina and eagerly anticipate the myriad of business opportunities they will bring the combined bank over the coming years.

"We are pleased with earnings for the first quarter of the merged bank. However, the accounting rules that govern business combinations are complex and esoteric. The short version is that they require the assets and liabilities of the acquired company, in our case MidCarolina, to be valued at 'fair value'. Most of the assets and liabilities of a community bank are financial in nature and the fair value process, in today's economic environment, can result in significant fair value adjustments that are effectively purchase discounts.

"Much of this fair value discount will be added to our earnings over the next few years. The first indication of this is our earnings, under generally accepting accounting principles ('GAAP'), for the third quarter were $4,078,000, compared to $2,228,000 for the same quarter in 2010, an 83% increase.

"If those earnings are adjusted to remove the impact of the merger (the fair value impact and the merger related costs), our third quarter earnings would have been $3,326,000 compared to $2,228,000 for the same quarter of 2010, a 49% increase. The accountants would call this a 'non-GAAP' measure.

"This fair value accounting impact to income is front end loaded and will reduce rapidly in size during the next several years over the life of these assets, which are mostly loans. However, the merger is immediately accretive to earnings, even without any benefit from fair value accounting.

Majors concluded, "This was a remarkable quarter for American National. But, as we hope everyone understands, we are building and growing a community bank not just for the next few quarters, but for the new century, and we are optimistic that America National's best years are ahead of us."

Capital
American National's capital ratios remain strong and well over all regulatory requirements. For the quarter ended September 30, 2011, average shareholders' equity was 11.40% of average assets and the ratio of average tangible equity to average tangible assets was 8.29%.

Book value per common share was $19.40 at September 30, 2011, compared to $18.10 for the same date in 2010.

Tangible book value per common share was $13.65 at September 30, 2011, compared to $14.20 for the same date in 2010.

Credit Quality Measurements
Nonperforming assets ($13.5 million of non-accrual loans and $5.9 million of foreclosed real estate) represented 1.48% of total assets at September 30, 2011, compared to 0.96% at September 30, 2010.

Annualized net charge offs to average loans were nine basis points (0.09%) for the September 2011 quarter, compared to two basis points (0.02%) for the same quarter in 2010.

Net Interest Income

Net interest income before provision for loan losses increased to $12,343,000 in the third quarter of 2011 from $6,759,000 in the third quarter of 2010, an improvement of $5,584,000 or 82.6%.

For the third quarter, American National's net interest margin increased 67 basis points (0.67%) to 4.41% compared to the same quarter in 2010.

For the nine month period, the net interest margin increased 16 basis points (0.16%) to 3.98% compared to the same period in 2010.

Noninterest Income

Noninterest income totaled $2,698,000 in the third quarter of 2011, compared with $2,241,000 in the third quarter of 2010, an increase of $457,000 or 20.4%. Approximately 60% of this gain was attributable to increases in trust income and a gain on the sale of real estate in Danville. The remainder of the increase was related to the merger.

Noninterest Expense

Noninterest expense totaled $8,564,000 in the third quarter of 2011, compared to $5,531,000 in the third quarter of 2010, an increase of $3,033,000 or 54.8%. The third quarter of 2011 was negatively impacted by $390,000 in merger related expenses.

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion following the July 1, 2011, completion of the MidCarolina merger. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 26 banking offices. The banking offices in Alamance and Guilford counties in North Carolina operate as MidCarolina Bank, a division of American National Bank. American National Bank and Trust Company also manages an additional $490 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.